06017085

RECEIVED
2006 SEP 25 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-188
September 14, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Kirin Group and Yakult Group to jointly establish Kirin Yakult NextStage as part of alliance

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

By ____________________
Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

dlw 9/25

Kirin Group and Yakult Group to jointly establish Kirin Yakult NextStage as part of alliance

New initiative supports development of next-generation health foods and functional foods business

Tokyo, September 14, 2006—Kirin Brewery Company, Limited ("Kirin Brewery") and Yakult Honsha Co. Ltd. ("Yakult Honsha") today announced that they had jointly established Kirin Yakult NextStage Company, Limited ("KYNS") to develop next-generation health foods and functional foods[1] business. KYNS will begin operations on October 1, capitalized 55% by Kirin Brewery and 45% by Yakult Honsha, and on October 2 will launch nationwide sales of *BBcube*, a product that supports healthy intestinal bacteria balance and is beneficial for bowel habits and the first product jointly developed under the alliance.
In addition, on January 1, 2007, Kirin Well-foods Co., Ltd. ("Kirin Well-foods") the Group company through which Kirin Brewery is currently pursuing health food operations, will undergo a company separation, with its main business and assets being transferred to KYNS.

In June 2005 Kirin Group and Yakult Group signed a memorandum of agreement to form a business alliance, and began preparations for its formation. Believing that combining their strong R&D capabilities and customer relations excellence will enable business development that creates new value based on the theme of "food and health", the groups have now jointly established the new company, and aim to provide products and services that meet customers' needs and combine safety, good taste and functionality.

As noted above, on January 1, 2007 Kirin Well-foods' main business will be transferred to KYNS. Control over part of Yakult Honsha's health food business will also be transferred to KYNS; a broad range of staff will be recruited, from Kirin Well-foods in particular, as well as from Yakult Honsha and Kirin Beverage Corporation; and a system will be developed for consistent operation of the company's business from product development and manufacturing through to marketing and sales. KYNS will expand its product line-up by leveraging the R&D capabilities of Kirin Brewery, Yakult Honsha and Kirin Beverage, aiming to quickly establish its operating base.

In its long-term operating framework, *KIRIN GROUP VISION 2015* ("KV 2015"), Kirin Group positions the health food and functional food business as its fourth core Group business pillar after alcohol beverages, soft drinks and pharmaceuticals. As the key company for developing this fourth core business, KYNS will play a part in the growth of the overall Group.

Since its foundation, Yakult Group has aimed to contribute to people's health and creating enjoyment in the

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1 Refers to standard processed foods that have had particular ingredients fortified to appeal as functional foods, and to various types of health-promoting foods.

lives of people all over the world, mainly through its drinks containing lactic acid bacteria and probiotic products such as fermented milks. Through the establishment of KYNS, it seeks to strengthen its involvement in the health food and functional food business domain and increase its Group value.

The first offering of the new alliance, the new product *BBcube*, has been jointly developed by Kirin Brewery and Yakult Honsha to bring together the two groups' respective strengths in food ingredient technology. The combination of Yakult's viable bacteria, Bifidus,[2] and Kirin Brewery's high-quality dietary fiber, BYC,[3] will serve to support customers' healthy daily lifestyles. Sales will be conducted using Kirin Well-food's mail-order sales channel and Yakult Group's proprietary "Yakult Lady" and "Yakult Beauty" door-to-door sales systems, and will target women in their 30s and 40s.

The health food and functional food market is expected to grow further as consumers become more health conscious and society ages, with the market expected to approximately double by 2010.

Both groups will use the establishment of KYNS to accelerate their business alliance, and intend to increasingly share production and logistics capabilities and enhance cooperation in vending machine business. Aiming to create new value in "food and health," Kirin Brewery and Yakult Honsha intend to assist their customers in living healthy and enjoyable lives.

Attached: Outline of KYNS; Outline of *BBcube* (1 page each)

For further information please contact:

Kirin Brewery Co., Ltd., Corporate Communications and IR Group, 2-10-1 Shinkawa, Chuo-ku, Tokyo Tel: 03-5540-3450 http://www.kirin.co.jp	**Yakult Honsha Co., Ltd.,** Public Relations Department, 1-1-19 Higashi-Shimbashi, Minato-ku, Tokyo Tel: 03-3574-8920 http://www.yakult.co.jp	**Kirin Beverage Corporation,** Public Relations Department, Kandaizumicho 1 Chiyoda-ku, Tokyo Tel: 03-5821-4003 http://www.beverage.co.jp

[2] Bifidus works mainly in the large intestine, breaking up sugar in the stomach to create lactic acid and acetic acid. Large quantities of Bifidus are present in infants' stomachs, preventing the proliferation of harmful bacteria, but the quantity tends to decrease in adults as they age.

[3] Dietary fiber produced from the brewer's yeast cell wall. Has superior swelling force compared to other dietary fibers such as wheat bran and cellulose, and after absorbing water its volume expands approximately 10-fold. Moving gently around the bowel, it becomes a source of nutrition for good bacteria, and supports Bifidus.

Outline of KYNS

1. Name	Kirin Yakult NextStage Company, Limited	
2. Address	1-2-2 Echujima, Koto-ku, Tokyo	
3. Representative	Noboru Yamazaki, President	
	April 1976	Joined Kirin Brewery
	April 1993	Acting General Manager, Pharmaceutical Division
	March2002	Sales Director, Pharmaceutical Division
	March2006	Executive Vice President, Kirin Well-foods Co. Ltd.
	June 2006	President, Kirin Well-foods Co. Ltd.
4. Capital	¥2.0 billion * ¥0.1 billion at establishment on October 1, 2006	
5. Equity participation	Kirin Brewery: 55%; Yakult Honsha: 45%	
6. No. of employees	Approx. 200	
7. Description of business	Manufacturing, sale and wholesale of health and functional foods and drinks	
8. Forecast sales:	¥20 billion (for FY ending December 31, 2009)	

Diagram of KYNS Alliance Structure



Kirin Group
Yakult Group
Kirin Beverage
Kirin Brewery
Yakult Honsha
100% owned
55% of equity
45% of equity
Staff Secondment
Kirin Well-foods
Jan. 2007: Business transfer
Kirin Yakult NextStage

Business System



Product development
Product development
R&D institute
Manufacturing
Tochigi Sano Plant
Oita Matama Plant
Marketing
Marketing division
Sales
Store sales at drug stores etc.
"Yakult Lady", "Yakult Beauty"
(Yakult Group's door-to-door channels)
Mail-order sales
(Kirin Well-foods mail-order channel)
Products
Independently developed product BBcube
Products transferred from Kirin Well-foods
Part of health food products transferred from Yakult Honsha
Support
R&D achievements by Kirin Brewery, Yakult Honsha and Kirin Beverage
Production management technologies of Kirin Brewery and Yakult Honsha
Kirin Brewery's market research strengths
Yakult Honsha's academic marketing strengths
Sales networks of Yakult Group and Kirin Beverage

* Manufacturing will be carried out by Kirin Well-foods Co. Ltd. until the end of December 2006. Sales will be conducted through Kirin Well-foods mail-order sales channel and Yakult Group's door-to-door channels.

Outline of BBcube

1. Name	*BBcube*
2. Release date	Monday, October 2, 2006
3. Sales region	Throughout Japan
4. Sales methods	Mail order channel of Kirin Well-foods Co. Ltd. Door-to-door channels through "Yakult Lady" and "Yakult Beauty"* * Starting in November in Tokyo and surrounding areas, then gradually expanding to other parts of Japan
5. Recommended retail price	Case of 21 (1 week size): ¥1,260; Case of 90 (1 month size): ¥4,725 (both incl. consumption tax)
6. Product features	Combines the strengths of Yakult Group's Bifudus and Kirin Group's BYC to support healthy lifestyles
Bifidus:	Bifidus works mainly in the large intestine, breaking up sugar in the stomach to create lactic acid and acetic acid. Large quantities of Bifidus are present in infants' stomachs, preventing the proliferation of harmful bacteria, but the quantity tends to decrease in adults as they age
BYC:	Dietary fiber produced from the brewer's yeast cell wall. Has superior swelling force compared to other dietary fibers such as wheat bran and cellulose, and after absorbing water its volume expands approximately 10-fold. Moving gently around the bowel, it becomes a source of nutrition for good bacteria, and supports Bifidus
7. Estimated sales	120,000 cases in 2007 (one case = 90 units) * ¥0.5 billion (based on recommended retail price)
8. Other comments	*BBcube* official website: http://www.bb-cube.jp Original online support system to start at time of product launch. Based on the theme of "small discoveries," the site will support customers in discovering about their bodies and their natural rhythms, through two-way communication using mobile phones

Mail order purchase methods:

Freedial:	0120-014-983 (9:00 – 17:00 weekdays)
Online shopping:	wellstyle.jp

For inquiries about *BBcube* please contact:
Kirin Yakult NextStage
Customer Service Department
Tel: 0120-929-214
(from October 2, 2006; 9:00 – 17:00 weekdays)